UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Provectus Biopharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74373P108
(CUSIP Number)

Heather Raines 800 S. Gay Street, Suite 1610 Knoxville, TN 37929 (866) 594-5999
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 2, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	74373P108

1	NAMES OF REPORTING PERSONS
Edward Pershing, CPA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
35,700,747(1)
	8	SHARED VOTING POWER
712,350(2)
	9	SOLE DISPOSITIVE POWER
35,700,747(1)
	10	SHARED DISPOSITIVE POWER
712,350(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,413,097
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.03%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes 176,000 shares of common stock owned directly by the Reporting Person, 2,822,030 shares of common stock owned by the Reporting Person through a retirement plan, 8,490,072 shares of common stock issuable upon exercise of stock options that are currently exercisable, 17,200,600 shares of common stock issuable upon conversion of 1,720,060 shares of Series D-1 Convertible Preferred Stock held by the Reporting Person, and 7,563,445 shares of common stock issuable upon conversion of 756,345 shares of Series D-1 Convertible Preferred Stock which are issuable upon conversion of $2,164,658 aggregate principal amount and accrued interest of convertible promissory notes held by the Reporting Person.

(2) Includes 60,600 shares of common stock owned by the Reporting Person’s spouse, 16,500 shares of common stock owned by the Reporting Person’s spouse through a retirement plan, 3,750 shares of common stock held as custodian for a grandchild, and 81,500 shares of common stock owned by Mr. P’s Foundation, a nonprofit corporation of which the Reporting Person is an affiliate.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed by Edward Pershing (the “Reporting Person”) with the Securities and Exchange Commission on July 3, 2024 (the “Original Schedule 13D,” and together with this Amendment No. 1, the “Schedule 13D”) with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of Provectus Biopharmaceuticals, Inc. (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 3, 4 and 5(a), (b) and (c), as set forth below.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Issuer has issued an aggregate $5,797,500 principal amount of secured convertible promissory notes to the Reporting Person on various dates from April 13, 2018 to October 16, 2024 (the “Notes”). On various dates from April 13, 2018 to November 29, 2024, $4,140,223 principal amount of the Notes plus interest converted into 1,452,012 shares of the Issuer’s Series D-1 Convertible Preferred Stock, par value $0.001 per share (“Series D-1 Convertible Preferred Stock”) at a conversion price of $2.862 per share in accordance with the terms of the Notes. In addition, on November 22, 2024, the Reporting Person purchased 80,365 shares of Series D-1 Convertible Preferred Stock at a purchase price of $2.862 per share in a private transaction. The 1,720,060 shares of Series D-1 Convertible Preferred Stock held by the Reporting Person are convertible into 17,200,600 shares of Common Stock. The Reporting Person currently hold $2,164,658 aggregate principal amount of Notes that, along with accrued interest, are convertible into 756,345 shares of Series D-1 Convertible Preferred Stock, which are convertible into 7,563,445 shares of Common Stock. On December 2, 2024, the Issuer granted the Reporting Person 25,470,215 stock options, of which 8,490,072 stock options are currently exercisable.

The remainder of the shares of Common Stock held by the Reporting Person were acquired in other market transactions from 2006 to 2016.

The Reporting Person acquired the Issuer securities reported herein using his personal funds, including funds borrowed from a financial institution using a personal line of credit that is not secured by the Issuer securities owned by the Reporting Person.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person acquired the securities for investment purposes. In his capacity as a director and executive officer of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person has purchased convertible notes from the Issuer pursuant to the Issuer’s financings and intends to continue to purchase convertible notes from the Issuer in its financings. Subject to the Issuer’s Insider Trading Policy, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person may, from time to time, purchase additional securities of the Issuer either in the open market or in privately-negotiated transactions, depending upon the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of his investments in securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	As of the date of this Amendment No. 1, the Reporting Person beneficially owns an aggregate of 35,700,747 shares of Common Stock, or 8.03% of the Issuer’s outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule 13D are calculated based on a total of 420,279,879 shares of Common Stock outstanding as of November 11, 2024 plus (i) 17,200,600 shares of Common Stock issuable upon conversion of 1,720,000 shares of Series D-1 Convertible Preferred Stock held by the Reporting Person; (ii) 7,563,445 shares of Common Stock issuable upon conversion of 756,345 shares of Series D-1 Convertible Preferred Stock which are issuable upon conversion of $2,164,658 aggregate principal amount and accrued interest of convertible promissory notes held by the Reporting Person; and (iii) 8,490,072 shares of Common Stock issuable upon exercise of stock options that are currently exercisable.

(b)	The Reporting Person has sole voting and dispositive power over (i) 176,000 shares of Common Stock owned directly by the Reporting Person, (ii) 2,822,030 shares of Common Stock owned by the Reporting Person through a retirement plan, (iii) 17,200,600 shares of Common Stock issuable upon conversion of 1,720,000 shares of Series D-1 Convertible Preferred Stock held by the Reporting Person, (iv) 7,563,445 shares of Common Stock issuable upon conversion of 756,345 shares of Series D-1 Convertible Preferred Stock which are issuable upon conversion of $2,164,658 aggregate principal amount and accrued interest of convertible promissory notes held by the Reporting Person; and (v) 8,490,072 shares of Common Stock issuable upon exercise of stock options that are currently exercisable. The Reporting Person has shared voting and dispositive power over 60,600 shares of Common Stock owned by the Reporting Person’s spouse, 16,500 shares of Common Stock owned by the Reporting Person’s spouse through a retirement plan, 3,750 shares of Common Stock held as custodian for a grandchild, and 81,500 shares of Common Stock owned by Mr. P’s Foundation, a nonprofit corporation of which the Reporting Person is an affiliate.

Paragraph (c) of the Schedule 13D is being amended and supplemented by the addition of the following:

(c)	The following transactions were effected during the sixty days prior to Amendment No. 1:

On December 2, 2024, the Issuer granted the Reporting Person 25,470,215 stock options. The options vest in three equal annual installments beginning on December 2, 2024.

On November 29, 2024, a convertible promissory note in the aggregate principal amount of $50,000 held by the Reporting Person automatically converted into 18,880 shares of the Issuer’s Series D-1 Convertible Preferred Stock at a conversion price of $2.862 per share in accordance with the terms of the convertible note.

On November 22, 2024, the Reporting Person purchased 80,365 shares of Series D-1 Convertible Preferred Stock at a purchase price of $2.862 per share in a private transaction.

On October 16, 2024, the Reporting Person purchased a convertible promissory note from the Issuer in the principal amount of $50,000 pursuant to the Issuer’s 2024 Financing.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 2, 2024, the Issuer granted the Reporting Person 25,470,215 stock options pursuant to a stock option award agreement.

Item 7.	Material to Be Filed as Exhibits

Exhibit A:	Form of Common Stock Option Agreement for Officers (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 4, 2024).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2024
Dated

/s/ Edward Pershing
Signature

Edward Pershing, Chairman and CEO
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).